Exhibit 99.1

News Release

For Immediate Release

Notice of First Quarter Results Conference Call and Softwood Lumber Duties and Operational Update

VANCOUVER, B.C., April 16, 2026 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) will hold an analysts’ conference call to discuss first quarter 2026 financial and operating results on Thursday, April 30, 2026 at 8:30 a.m. Pacific Time/11:30 a.m. Eastern Time.

To participate in the call, please dial: 1-888-510-2154 (Toll-free North America) or (437) 900-0527 (Toll number) or connect on the webcast.

Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Sean McLaren, President and Chief Executive Officer.

Following management’s discussion of the quarterly results, the analyst community will be invited to ask questions.

Update on US Department of Commerce (‘USDOC’) Softwood Lumber Duties

The USDOC issued preliminary rates for the seventh administrative review period (AR7) on April 9 for Anti-Dumping Duties (ADD) and Countervailing Duties (CVD), covering shipments made during the 2024 calendar year. These rates are expected to be finalized and come into effect later this year and would decrease the Company’s combined current cash deposit rate from 26.47% to 20.70% at the announced rates.

The Company expects to record a $73 million non-cash charge in Q1-26 to export duty expense, representing the difference between previously recorded expense for 2024 based on CVD cash deposit rates of 2.19% and 6.85% during the year and the preliminary CVD rate released of 15.93%.

Additionally, the USDOC is processing the liquidation of ADD for the first administrative review period (AR1) covering exports between August 2017 and December 2017. Based on the liquidation rate, the Company expects to receive a refund of $15 million in 2026. The Company expects to take an additional $41 million non-cash charge to export duty expense in Q1-26, representing a change in the estimate of amounts recoverable and payable covering all the administrative review periods as a result of additional information from the liquidation process.

The Company expects to record incremental interest expense on export duty deposits in Q1-26 in relation to the above matters.

Operational update

Full operations have resumed at the Company’s Blue Ridge Alberta lumber mill following a fire in January of 2026, and production has commenced at the new lumber facility in Henderson, Texas. Manufacturing operations at the Company’s High Level, Alberta OSB mill will be concluded by the end of April.

Lumber pricing rebounded in the first quarter as compared to the fourth quarter of 2025. The Western SPF 2x4 Random benchmark rose from $423/Mfbm in Q4 2025 to $463/Mfbm in Q1 2026, an increase of 9%. The Westside SYP 2x4 Random benchmark rose from $323/Mfbm to $436/Mfbm in the same time period, an increase of 35%.

The call will be recorded for webcasting purposes and will be available on our website at www.westfraser.com. West Fraser’s first quarter 2026 financial and operating results will be released on Wednesday, April 29, 2026.

About West Fraser

West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), northern bleached softwood kraft pulp, paper, wood chips, and other residuals. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit: westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to the expected impact of the AR7 preliminary rate on the combined cash deposit rate, the anticipated timing of implementation of the expected rate reduction, the expected non-cash charge in Q1-26 to export duty expense, the impact of the AR1 liquidation process including the anticipated refund in relation thereto, the expected additional non-cash charge in Q1-2026 to export duty expense resulting from a change in estimate of amounts recoverable and payable over all of the administrative review periods (AR1 through AR8), the expected incremental interest expense on the duty deposits and liabilities, and the anticipated timing of conclusion of the High Level OSB operations. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions, including our assessment of the expected impact of the USDOC liquidation process, the AR7 preliminary rate and related additional duties payable and our assumption that amounts recoverable and payable over all of the administrative review periods will be as estimated which are subject to inherent risks and uncertainties, including uncertainties concerning the outcome of trade investigations and litigation, including the impact on anticipated recoverability of duties on deposit under appeal and the ability to recover through the liquidation process or otherwise as estimated, as well as the consequential impact on the profitability of our Canadian business, financial condition and results of operations. Readers should also refer to the risk factors and uncertainties set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2025, each dated February 11, 2026, as updated in our management’s discussion and analysis quarterly reports filed from time to time, each available at SEDAR+ (www.sedarplus.ca) and EDGAR (http://www.sec.gov). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Investor Contact

Anil Aggarwala

Director, Treasurer and Investor Relations

Tel. (604) 245-9718

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com